ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM
October 13, 2012	Karen Dempsey (415) 773-4140 kdempsey@orrick.com

VIA EMAIL AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:       Sonia Gupta Barros, Special Counsel

Erin E. Martin, Attorney-Advisor

Re:          Silver Bay Realty Trust Corp.
Registration Statement on Form S-11
Originally Filed on September 11, 2012
File No. 333-183838

Dear Ms. Gupta Barros and Ms. Martin:

I am writing to you on behalf of Silver Bay Realty Trust Corp., a newly formed Maryland corporation (the “Company”), with respect to the above-referenced Registration Statement (the “Registration Statement”), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 11, 2012, to register the initial public offering (the “IPO”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).   This letter is in response to comments from the staff of the Commission (the “Staff”) received by letter dated October 5, 2012, in particular comments number 3 and 44 of that letter, as discussed with the Staff by telephone on October 11, 2012.

The Company was incorporated and capitalized in August 2012 by PRCM Real Estate Advisers LLC (“PRCM REA”), which is controlled by Pine River Domestic Management L.P. (“PRDM”).  The Company intends to focus on the acquisition, renovation, leasing and management of single-family homes for rental income and long-term capital appreciation.  The Company will operate and elect to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes beginning with its taxable year ending December 31, 2012, assuming the IPO is completed prior to such date.  The Company will be externally managed and advised by PRCM REA.

As requested on the call and in the comment letter, the Company is hereby providing the Staff with its analysis of the disclosure provided in the Registration Statement with respect to its compliance with Industry Guide 5: Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships (“Guide 5”), and seeks confirmation that the Staff will not require the Company to provide additional disclosure beyond what was previously included in the initial filing of the

Registration Statement.  We have been advised by the Company as to the facts stated herein with respect to the Company, the Manager, the Sponsor and their affiliates.

Item 8 of Guide 5 requires that a registration statement to which Guide 5 pertains, including the registration statement of a REIT, include certain information with respect to a sponsor of the registrant.  Guide 5 defines “sponsors” as the general partner (and its affiliates) in a partnership,  promoters of the partnership, and all persons that, directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters.

Identification of Sponsor

As the Company approached its analysis of the Guide 5 issues for this IPO, the first step in its analysis was to identify the sponsor.  The Company considered the following entities in its analysis:  PRCM REA, PRDM, Pine River Capital Management L.P. (“PRCM”), PRCM Advisers LLC (“PRCM Advisers”), Pine River Capital Management LLC (“Pine River GP”) and Provident Real Estate Advisors LLC (“Provident”).  We refer to Pine River GP, PRCM REA, PRDM, PRCM and PRCM Advisers, collectively, as the “Pine River Entities.”  For the reasons further described below, the Company concluded that PRCM REA, one of the Pine River Entities, is the sponsor.

The chart below depicts the ownership structure of the various entities referred to above:

We note that as a corporation, the Company has no general partner, but the Company believes its external manager, PRCM REA, serves an analogous role by virtue of its influence and control over the operations of the Company.  Assuming that PRCM REA is a sponsor of the Company under Guide 5, the Company believes that the other Pine River Entities could also be deemed sponsors because they are each affiliates of PRCM REA.  People or entities are deemed “affiliates” of an entity or person when, directly or indirectly through one or more intermediaries, they control or are controlled by, or are under common control with such person or entity.  The chart above demonstrates the common control of the Pine River Entities.  This common control means the Pine River Entities are affiliates of each other and could be deemed to be sponsors of the Company.

As previously noted to the Staff, the Company does not believe that Provident is a sponsor of the Company because it does not control the Company or PRCM REA, its external manager.  PRCM REA is controlled by PRDM and not by Provident.  PRDM holds two-thirds of the membership interests in PRCM REA with the corresponding power to appoint and remove the officers of PRCM REA and the ability to unilaterally approve all actions of the officers requiring member approval other than (1) amendments to the LLC agreement or certificate of formation, (2) related party transactions and (3) capital calls in excess of a specified threshold.  Employees or partners of the Pine River Entities also serve as the chief executive officer, director of finance and chief financial officer of PRCM REA with broad authority to direct its operations.  By contrast, Provident owns one-third of the membership interests in PRCM REA with no special management rights other than the ability to veto the three matters listed above.  Additionally, no owner or officer of Provident currently holds any office with PRCM REA or any other of the Pine River Entities.  The Company has advised us that it has no intention to change this arrangement.  As a result, Provident does not control PRCM REA because it does not have the direct or indirect power to direct or cause the direction of the management and policies of PRCM REA through the ownership of voting securities, by contract, or otherwise.

Furthermore, the Company does not believe that Provident’s chief executive officer, Irvin Kessler, should be considered to be a sponsor of the Company.  Although Mr. Kessler is currently expected to become a member of the board of directors of the Company following the IPO, he would be one of nine members on a board of directors otherwise consisting of three partners or employees of the Pine River Entities and five independent directors.  Mr. Kessler does not have any contractual right to a board seat following the IPO and the Company does not believe a single Board member can exercise control over the management and policies of the Company.

Discussion of Sponsor Programs

Item 8 requires that a REIT registrant provide a narrative summary (the “Narrative Summary”) of the prior performance of “programs” sponsored by the registrant’s sponsor during the past ten years that have invested primarily in real estate, together with prior performance tables specified in Appendix II to Guide 5 (the “Prior Performance Tables”) detailing such sponsor’s experience in raising and investing funds, historical compensation and the operating results of the sponsor’s prior programs and completed programs.  The phrase “program” is not defined by Guide 5; however, the Staff has generally taken the position that the term refers to those investments in which a sponsor raised funds from passive investors in order to invest in real estate.

In light of the conclusion that PRCM REA is the sponsor of the Company, the Company is required to provide a Narrative Summary with respect to the experience of PRCM REA and its affiliates.   In addition, because PRCM REA and its affiliates do not have a “public track record,” the Company is required to provide information in the Prior Performance Tables for each of PRCM REA’s and its affiliates’ prior public and non-public programs during the time periods specified by the instructions to such tables regardless of whether those programs had similar investments objectives.

As noted above, PRCM Advisers, one of the Pine River Entities and an affiliate of PRCM REA, serves as the external manager of Two Harbors, a publicly traded REIT that commenced operations on October 28, 2009 and is primarily engaged in investing, financing and managing residential mortgage-backed securities, residential mortgage loans, residential real properties and other financial assets.  The sole purpose of PRCM Advisers is to manage Two Harbors, and it does not have any other investments or investing activities.  The Company concluded that Two Harbors constitutes a program under Guide 5.  Therefore, the Company included in the Registration Statement historical performance information about Two Harbors in the Narrative Summary beginning on page 100 and in the Prior Performance Tables set forth in the Appendix included in the Registration Statement.  The Company has provided this information in the Registration Statement with some modification from the presentation specified in Guide 5 in order to present the most applicable information about Two Harbors based on Guide 5’s requirements, and in a manner consistent with how Two Harbors reports its performance to its shareholders in public reports filed with the Commission.  The Company included Tables I, II and III of the Prior Performance Tables in the Registration Statement, and notes that Table IV was omitted as Two Harbors has not completed any programs, and Table V was omitted because the proceeds received from the sale of Two Harbors investments are reported in Table III which the Company believes provides investors with more meaningful information regarding Two Harbors activities in selling and disposing of assets.(1)

PRCM is an investment manager that manages a number of private funds and “single-investor funds.”  Of these funds, only two private funds and six single-investor funds invest primarily in real estate-related investments consisting of mortgage-backed securities and related investment securities.  None of the funds managed by PRCM invest in real property. PRCM also acts as investment adviser to other private investment vehicles, some of which allocate a portion of their capital to mortgage-backed securities and related investments, but none of which allocates a majority of its capital to such investments.

The two private funds referenced above are Pine River Fixed Income Master Fund Ltd. (the “Fixed Income Fund”) and Pine River Liquid Mortgage Master Fund Ltd. (the “Liquid Mortgage Fund”), both of which are private investment funds that are available only to qualified and accredited investors.  PRCM sponsors and manages each of these funds.  The Fixed Income Fund began trading in September 2008 and invests in residential and commercial mortgage-backed

(1)  Following a call with the Staff on November 5, 2012, the Company elected to omit the Prior Performance Tables.

securities and related investments, as well as treasuries, stocks, municipal bonds, convertible bonds, collateralized loan obligations and credit default swaps.  The Liquid Mortgage Fund began trading in September 2010 and invests in residential mortgage-backed securities and related investments, as well as treasuries, stocks and credit default swaps.  The Company did not include Guide 5 information for the Fixed Income Fund and the Liquid Mortgage Fund in the Registration Statement because their investment strategies bear little relevance to the expected investment profile of the Company, because disclosure of Guide 5 information may be confusing or misleading to investors and because the individuals who direct and implement the investment strategies of the Fixed Income Fund and the Liquid Mortgage Fund will not have any involvement in directing and implementing the investment strategy of the Company.  We advise the Staff that since its inception in 2008, the Fixed Income Fund has grown to $3.4 billion in assets under management and has provided an annualized life-to-date return of 41.36%.  We further advise the Staff that since its inception in September 2010, the Liquid Mortgage Fund has grown to $ 1.1 billion in assets under management and has provided an annualized life-to-date return of 19.11%.

The six “single-investor funds” referenced above invest primarily in real estate assets in the form of mortgage-backed securities and related investments.  Four of these funds have a single investor.  One of them has two investors, both of which are controlled by the same individual.  The sixth fund is available only to investors who have been selected by a large institutional investment manager that is unaffiliated with PRCM.  Each of these funds is a privately-offered investment vehicle with a specific investment mandate developed by and for its investor or investors, including the investment strategy, liquidity and risk profiles, permitted investments, desired returns and leverage targets.  The investor or investors for each single-investor fund maintains substantial control over the fund through the right to consult regarding overall investment strategies and the right to redeem investments upon specified terms.  Because of these features, the Company does not believe that these single-investor funds constitute “programs” under Guide 5.

In conclusion, the Company believes that only the prior performance of Two Harbors should be included in the Registration Statement, as it is a program of PRCM Advisers, an affiliate of the Sponsor, and such information would be helpful to an investor in the IPO to evaluate the business experience and track record of the Sponsor. The Company also believes that the Narrative Summary and the Prior Performance Tables previously included in the Registration Statement provide all information necessary for an investor to evaluate the performance of the Sponsor.

Please confirm that the Staff will not require additional disclosure in the Registration Statement pursuant to Guide 5.  Please telephone the undersigned at (415) 773-4140 if you have any questions or would like to discuss the above matters further.

Best regards,

/s/Karen Dempsey

cc:           David N. Miller
Christine Battist
Timothy O’Brien
Silver Bay Realty Trust Corp.

David J. Goldschmidt

Joshua A. Kaufman

Skadden, Arps, Slate, Meagher & Flom LLP